First Busey Corporation

April 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Ms. Tonya K. Aldave

Re:	First Busey Corporation
Request for Acceleration of Effectiveness of Form S-4
SEC File No. 333- 253608 (“Registration Statement”)

Dear Ms. Aldave:

In accordance with Rule 461 under the Securities Act of 1933, as amended, on behalf of First Busey Corporation, as registrant, the undersigned officer hereby respectfully requests that the effective date of the Registration Statement, as amended, be accelerated so that it will become effective at 4:00 p.m. (Washington, D.C. time), or as soon as practicable thereafter, on Thursday, April 15, 2021.

Feel free to telephone Jennifer Durham King of Vedder Price P.C., the registrant’s legal counsel, at (312) 609-7835 with any questions or comments.

Very truly yours,

First Busey Corporation

/s/ Jeffrey D. Jones
Jeffrey D. Jones
Chief Financial Officer